IN THE UNITED STATES DISTRICT COURT
                    FOR THE EASTERN DISTRICT OF PENNSYLVANIA

UNITED STATES OF AMERICA               :

                   Plaintiff           :

                           v.          :        CIVIL ACTION NO. 96-CV-3940

HEALTHCARE SERVICES GROUP, INC.,       :
THOMAS COOK, NICHOLAS SCHWARTZ,
JIMMY LEFKOWITZ, ALEX LOWINGER,        :
MEL MASON, HOWARD SUKOFF,
JEFFREY SCHWARTZ, MORRIS WEISEL,       :
DANIEL MCCARTNEY,
CEDAR OAKS CARE CENTER, INC.,          :
AND EDISON ESTATES, INC.
                                       :
                  Defendants


                                    COMPLAINT

                  This is an action under the False Claims Act, 31 U.S.C. 3729 et seq., the Anti-Kickback statute, 41 U.S.C. 52 et seq., and the Money Laundering Statute, 18 U.S.C. 1956 and 1957, against the named defendants. This complaint charges that certain defendants received kickbacks from HealthCare Services Group, Inc. ("HealthCare") in order to induce two nursing homes they controlled or influenced, Cedar Oaks ("Cedar Oaks") and Edison Estates ("Edison Estates") to use or to continue to use, HealthCare as a laundry and services contractor.
                  Plaintiff seeks triple damages and penalties under the False Claims Act for the Cost Reports submitted by each Nursing Home to the Medicare and Medicaid programs which include the amounts of illegal kickbacks. Plaintiff seeks damages in an amount equal to twice the amount of kickbacks paid, together with statutory penalties, under the Anti-Kickback Act, 41 U.S.C. 52, et seq. Plaintiff seeks civil penalties in an amount equal to the value of the funds involved in each such kickback transaction, under the Money Laundering Statute, 18 U.S.C. 1956 and 1957.

                                   THE PARTIES

                  1. Plaintiff is the United States of America, acting through the United States Attorney for the Eastern District of Pennsylvania.

                  2 . Defendant Nicholas Schwartz ("Nicholas Schwartz") is a resident of the District of New Jersey at New Jersey at 20 Greenbrier Road, Oakhurst.

                  3. Defendant Jimmy (a/k/a Imre) Lefkowitz ("Lefkowitz") is a resident of the District of New Jersey, at 30 S. Adelaide Road, Highland.

                  4. Defendant Alex Lowinger ("Lowinger") is a resident of the District of New Jersey, at 787 Ocean Avenue, Apt. 610 in Long Branch.

                  5. Defendant Cedar Oaks Care Center, Inc. ("Cedar Oaks") is a corporation owning a nursing home located at 1311 Durham Avenue, Plainfield, New Jersey .

                  6. Defendant Edison Estates, Inc . ("Edison Estates") is a corporation owning a nursing home located at 465 Plainfield Avenue, Edison, New Jersey.

                  7. Defendant Howard Sukoff ("Sukoff") was, at relevant times, a resident of the District of New Jersey. He was the administrator of Edison Estates.

                  8. Defendant Morris Weisel ("Weisel") was, at relevant times, a resident of the District of New Jersey, at 11 Fair Hill Road, Edison, New Jersey. He was the administrator of Cedar Oaks, and was the son-in-law of Imre Lefkowitz.

                  9. Defendant Jeffrey Schwartz ("Jeffrey Schwartz") who resides at 307 N. 8th Avenue, Edison, New Jersey is the son of Nicholas Schwartz and was administrator of Edison Estates, at certain times.

                  10. Defendant HealthCare Services Group, Inc. ("HealthCare") is a Pennsylvania Corporation located in Huntingdon Valley, Pennsylvania which provides laundry and other services to nursing homes.

                  11. Defendant Thomas A. Cook ("Cook") is presently, and since 1993 has been, the President of HealthCare. At all relevant times he was Chief Financial Officer of HealthCare. The actions set forth in this Complaint were undertaken in furtherance of his employment, on behalf of HealthCare.

                  12. Defendant Daniel P. McCartney ("McCartney") is presently the Chief Executive Officer of HealthCare. At all relevant times, McCartney was the Chairman of the Board of HealthCare Services Group. Prior to 1993, he was the President of HealthCare. The actions set forth in this Complaint were undertaken in furtherance of his employment, on behalf of HealthCare.

                  13. Defendant Mel Mason ("Mason") was at relevant times a marketing and sales executive with HealthCare. The actions set forth in this Complaint were undertaken in furtherance of his employment, on behalf of HealthCare.

                  14. Grancare, Inc. ("Grancare") is a nursing home chain headquartered in Los Angeles, California. In 1991, HealthCare entered into an agreement with Grancare to purchase Grancare's existing laundry equipment at a price which was in excess of the fair market value for such equipment. HealthCare's agreement with Grancare was made as an inducement to Grancare in order to cause Grancare to enter into an agreement, reimbursed in part under Medicare and/or Medicaid, to use HealthCare as a provider of laundry services.


                             JURISDICTION AND VENUE

                  15. This Court has subject matter jurisdiction under 31 U.S.C. 3730 and 28 U.S.C. Section 1345.

                  16. This Court has jurisdiction over each named defendant pursuant to 31 U.S.C. 3732(a).

                  17. Venue is proper in this District pursuant to 28 U.S.C.
1391.

                      STATEMENT OF FACTS SUPPORTING CLAIMS

                  18. Defendants Cedar Oaks and Edison Estates were skilled nursing facilities licensed by the State of New Jersey to provide nursing care on an in-patient basis. Both Cedar Oaks and

Edison Estates have entered into contracts with the Medicare program and the State of New Jersey Medicaid program to provide health services to patients covered by each such program and to receive reimbursement.


                  19. Under both the Medicare and Medicaid programs, the United States provides reimbursement to skilled nursing facilities for services represented as medically necessary and in compliance with program requirements. Medicare reimbursement is provided through the Health Care Financing Administration (HCFA) and a fiscal intermediary (Medicare contractor). Medicaid reimbursement is provided through a grant to the State of New Jersey based upon eligible populations, program commitments, and other factors. The State of New Jersey then enters directly into contracts with Cedar Oaks and Edison Estates.

                  20. Reimbursement under both the Medicare and Medicaid programs for skilled nursing facilities is provided on a reimbursed-cost basis, within certain limits. As a result, increases in a nursing home's costs result in increases in Medicare and Medicaid reimbursement within certain limits.

                  21. Cedar Oaks and Edison Estates each entered into contracts with Health Care for certain support services, including full service laundry, housekeeping services, maintenance of equipment, linens, diapers, and supplies.

                  22. Cedar Oaks and Edison Estates were, at relevant times, owned and controlled by defendants Lefkowitz, Nicholas Schwartz, and Lowinger.

                  23. In or about 1987, defendants HealthCare, Mason, Lefkowitz, Nicholas Schwartz, and Lowinger together with defendants Weisel and Sukoff, entered into a conspiracy to pay and to receive kickbacks from HealthCare in return for continuing HealthCare's contracts with Cedar Oaks and Edison Estates. It was the plan and object of this conspiracy to pay and to receive kickbacks from HealthCare in return for continuing to use the services of HealthCare to Edison Estates and Cedar Oaks; to arrange for payment of these kickbacks through false invoices, and billings from New York corporations to launder the kickbacks through the New York corporations (minus a 6% handling fee) to certain of the conspirators, to cause the submission of fraudulent cost reports to the Medicare and Medicaid programs which failed to disclose these kickbacks, and to represent the full cost of the contract with HealthCare as a reasonable and necessary expense of each of the nursing homes. This conspiracy continued through at least 1992.

                  24. In furtherance of the conspiracy described above, defendant Nicholas Schwartz had meetings with Mel Mason. Nicholas Schwartz asserted that a corporation located in Brooklyn, New York was interested in obtaining the contract for services held by HealthCare at Edison Estates and Cedar Oaks. He suggested to Mason a kickback amount of $50,000 per year, and it could be arranged that a nursing home could make straw purchases of its own supplies, and direct that the bills be sent to HealthCare. It was the plan and intent of the conspirators that these "purchases" of "supplies" would in fact be kickback payments for the benefit of Nicholas Schwartz and the other conspirators. Defendants McCartney and Cook permitted Mason to arrange that the kickback payments should be paid by HealthCare to Schwartz and the other conspirators.

                  25. In furtherance of the conspiracy, defendant Lefkowitz next approached a resident of New York at a charity function. Lefkowitz explained that he had access to certain checks and asked if the New York resident would be willing to exchange the checks for cash. The New York resident agreed that he would do this through his businesses located in the Borough of Manhattan, but that he expected to be paid a percentage of the face value of the checks in return for laundering the funds. Lefkowitz and the New York resident agreed on a laundering fee of 6%.

                  26. In furtherance of the conspiracy, payments totaling as follows were made by Health Care to the New York corporation on behalf of the conspirators described in paragraph 17:

                           1988:            $84,000
                           1989:            $54,000
                           1990:            $110,000
                           1991:            $127,000
                           1992:            $34,000
These amounts are approximate.

                  27. In furtherance of the conspiracy, defendant Nicholas Schwartz arranged for delivery of checks payable to the corporation owned by the New York resident to his home or other location designated by him. At certain times, he would then deliver the checks to defendant Lefkowitz for delivery to the New York resident. At other times, he would accompany Lefkowitz on visits to the New YorK resident to obtain the cash. In still other times, defendant Nicholas Schwartz came by himself. On at least one other occasion, upon information and belief, defendant Lowinger accompanied Lefkowitz to obtain cash in return for the check. McCartney was made aware of the fact that the checks were being mailed to Schwartz's residence and that no invoices existed to substantiate the straw purchases of supplies by Cedar Oaks and Edison Estates.

                  28. It was the intent and object of each participant in the conspiracy described in paragraph 23 that HealthCare would be induced to believe that HealthCare would receive favorable treatment in subcontracts for contracts between Edison Estates and Cedar Oaks because of payments made by HealthCare to Nicholas Schwartz, Lefkowitz, and Lowinger through defendant Nicholas Schwartz.

                  29. In furtherance of the conspiracy, defendant Lefkowitz requested of the New York resident and obtained blank invoices from his corporation, in order to submit phony invoices to HealthCare in order to justify the kickback payment. At all relevant times, all parties to the transactions involving the invoices knew that they were false and fictitious.

                  30. In 1992, auditors for HealthCare raised concerns about the transactions which were used to disguise the kickbacks. Defendant Lefkowitz agreed, on behalf of the conspirators, to pay $7,500 in cash for the New York resident to retain an attorney to address issues arising out of the kickbacks. Plaintiff believes and avers that these funds were used to retain counsel for the New York resident.

                  31. As a result of the concerns raised by the auditors of HealthCare regarding the transactions used to disguise the kickbacks, HealthCare and defendant Cook conspired with defendants Lefkowitz, Nicholas Schwartz, and Lowinger to engage in a plan to disguise and cover up the transactions in HealthCare's financial records. It was the plan and object of this conspiracy to disguise and conceal all HealthCare's records relating to the false and fictitious kickback payments, and to present repayment of the kickbacks as the resolution of a legitimate commercial dispute. Plaintiff believes and avers that certain counsel for HealthCare were aware of the payment of kickbacks to defendants Lefkowitz, Nicholas Schwartz, Lowinger, and of HealthCare's interest in presenting repayment of the kickbacks as resolution of a legitimate business dispute.

                  32. In furtherance of HealthCare's desire to disguise the transactions, defendants Lefkowitz, Nicholas Schwartz and Lowinger transferred monies given them by HealthCare into an attorney escrow account. The funds were provided to this account in a form designed to conceal the source. In return for relinquishing their kickback proceeds, defendants Lefkowitz, Nicholas Schwartz and Lowinger through defendants Cedar Oaks and Edison Estates received payments of credit or reduction of bills from HealthCare.

                  33. Following the payment of money into the escrow account on behalf of defendants Lefkowitz, Nicholas Schwartz and Lowinger, and the granting of credits to Cedar Oaks and Edison Estates, HealthCare received the money from the attorney escrow account.

                  34. Through this money laundering transaction and the granting of credits or reduction of bills, it was the intent and object of each participant in the transfer that the fraudulent kickback transactions would be disguised in HealthCare's records.

                  35. The conduct set forth in this complaint violates Pennsylvania, New Jersey, and New York laws regulating commercial bribery and kickbacks.

                  36. The conduct set forth in this complaint violates Pennsylvania, New Jersey and New York law regulating payment of kickbacks in return for referral of patients for services reimbursable in whole or in part under Title XIX of the Social Security Act, and under state Medicaid program laws.

                  37. The conduct set forth in this complaint violates Pennsylvania state law regarding solicitation or receipt of kickbacks by health care providers in return for referral of services for persons for whom the services are paid in whole or in part by third parties.

                 COUNT I: CAUSING THE SUBMISSION OF FALSE CLAIMS

                  38. Plaintiff incorporates by reference paragraphs 1 through 37.

                  39. All defendants except defendant Cook each caused false or fraudulent statements to be made or used, for the purpose of obtaining or aiding in obtaining the payment or approval of false Medicare and Medicaid claims by the United States.


                  40. All defendants except defendant Cook caused the submission of false or fraudulent claims by nursing homes to the Medicare Trust Fund and the Medicaid Program for payment of services. These claims were fraudulent because they did not accurately reflect related party transactions by nursing homes, and overstated the cost of services.

                  41. Plaintiff United States of America made payment upon false, fictitious, or fraudulent claims and was damaged.

                  WHEREFORE, plaintiff, United States of America prays:

                  A. That judgment be entered in plaintiff's favor and against each defendant in the amount of each and every false or fraudulent claim for which each such defendant shall be determined to be liable multiplied as provided for in 31 U.S.C. Section 3729(a), plus the penalty per claim submitted as provided for under law [31 U.S.C. Section 3729(a)].

                  B. That judgment be granted for the plaintiff and against each defendant for any costs, including but not limited to cost incurred by the United States in this suit; and

                  C. That plaintiff be granted such other and further relief as the court shall deem proper.

                   COUNT II: CONSPIRACY TO SUBMIT FALSE CLAIMS

                  42. Paragraphs 1 through 41 above are realleged as if fully set forth herein.

                  43. All defendants except Jeffrey Schwartz, Weisel, Sukoff, Cook and McCartney conspired with HealthCare to defraud the Government by getting false or fraudulent claims allowed or paid.

                  44. As a result of the conspiracy to defraud the Government by such false or fraudulent claims through the scheme set forth above, the United States was damaged by paying such claims.

                  WHEREFORE, plaintiff, United States of America prays:

                  A. That judgment be entered in plaintiff's favor and against defendants, and each of them found liable in the amount of each and every false or fraudulent claim multiplied as provided for in 31 U.S.C. Section 3729(a), plus the penalty for the conspiracy as provided for under law [31 U.S.C. Section 3729(a)],

                  B. That judgment be granted for the plaintiff and against the defendants, and each of them, for any costs, including, but not limited to, court costs and attorneys' fees incurred by the United States in this suit; and

                  C. That plaintiff be granted such other and further relief as the court shall deem proper.

                  COUNT III: VIOLATION OF THE ANTI-KICKBACK ACT

                  45. Plaintiff incorporates by reference paragraphs 1 through 44.

                  46. Cedar Oaks, Edison Estates and certain Grancare subsidiaries each entered into a Participating Provider Agreement with a Medicare intermediary. Each such contract constitutes a prime contract as defined in 41 U.S.C. Section 52.

                  47. These nursing homes entered into a subcontract with HealthCare for the purpose of obtaining laundry and other services for the nursing homes.

                  48. Each named individual defendant except Jeffrey Schwartz, Cook, Mason, HealthCare and McCartney acting as agents or advisors of Cedar Oaks or Edison Estates, knowingly and improperly received or arranged for receipt of kickbacks to ensure that HealthCare obtained favorable consideration in connection with existing and future subcontracts with nursing homes.

                  49. As a result of the kickbacks paid to agents of participating providers who were under contract with the Government, the United States was damaged.

                  50. Each named individual defendant, except for Jeffrey Schwartz, Weisel, Sukoff, Mason, Cook, and McCartney accepted, or attempted to accept kickbacks from HealthCare in return for favorable consideration for use of Health Care as a subcontractor.

                  51. Each named nursing home included, directly or indirectly, the amount of a prohibited kickback in the contract price charged by HealthCare to the nursing home, and in the contract price charged by the nursing homes to the United States.

                  52. Defendant HealthCare, and individual defendants Mason, Cook, and McCartney paid or arranged for payment of kickbacks in return for favorable consideration for use of HealthCare as a subcontractor.

                  53. The United States did not know and could not reasonably have known that the conduct alleged in this complaint which violates the Anti-Kickback Act occurred, at any time prior to 1992.

                  WHEREFORE, plaintiff, United States of America prays:

                  A. That judgment be entered in plaintiff's favor and against each defendant who has violated the Anti-Kickback Act twice in the amount of each and every kickback for which each such defendant shall be determined to be liable as provided for in 41 U.S.C. Section 52 et seq.

                  B. That judgment be granted for the plaintiff and against each defendant for any costs, including but not limited to cost incurred by the United States in this suit; and

                  C. That plaintiff be granted such other and further relief as the court shall deem proper.

                           COUNT IV: MONEY LAUNDERING

                  54. Plaintiff incorporates by reference paragraphs 1 through 54.

                  55. Defendants, and each of them, except Jeffrey Schwartz, Weisel and Sukoff, knowing that the funds involved in the payment of kickbacks set forth in this complaint represented the proceeds of some form of illegal activity, conducted or attempted to conduct financial transactions in the amount stated:

                           (a) with the intent to promote the carrying on of
specified unlawful activity, that was set forth in 18 U.S.C.
1961(1)

                           (b) knowing that each such transaction was intended
to disguise, or conceal, the nature, the source, the ownership, or the control of the proceeds of specified unlawful activity that was set forth in 18 U.S.C. 1961(1).

                  56. Each financial transaction referred to in paragraph 53 in fact involved the proceeds of specified unlawful activity, that is, mail fraud and interstate travel in aid of commercial bribery.

                  57. The term "knowing," as used in this Count, with respect to McCartney, includes conscious disregard or willful blindness as well as actual knowledge.

                  58. The United States did not know, and could not reasonably have known, that the conduct alleged in this complaint which violates the money-launderinq statutes at any time prior to 1992.

                  WHEREFORE, plaintiff requests entry of judgment in favor of the United States and against each named defendant, except Jeffrey Schwartz, in an amount equal to the penalty set forth in 18 U.S.C. 1956(b) together with costs of this action.

                            COUNT V: MONEY LAUNDERING

                  59. Plaintiff incorporates by reference paragraphs 1 through 59.

                  60. Defendants, and each of them, except Jeffrey Schwartz, knowing that the funds involved in the repayment of kickbacks into HealthCare set forth in this complaint represented the proceeds of some form of illegal activity, conducted or attempted to conduct financial transactions:

                       (a) with the intent to promote the carrying on of specified unlawful activity, that was set forth in 18 U.S.C. 1961(1)

                       (b) knowing that each such transaction was intended to disguise, or conceal, the nature, the source, the ownership, or the control of the proceeds of specified unlawful activity that was set forth in 18 U.S.C. 1961(1).

                  61. The term "knowing," as used in this Count, with respect to McCartney, Sukoff, and Weisel, includes conscious disregard or willful blindness as well as actual knowledge.

                  62. Each financial transaction referred to in paragraph 57 in fact involved the proceeds of specified unlawful activity, that is, mail fraud and interstate travel in aid of commercial bribery.

                  WHEREFORE, plaintiff requests entry of judgment in favor of the United States and against all defendants, except Jeffrey Schwartz, in an amount equal to the penalty set forth in 18 U.S.C.
1956(b) together with costs of this action.

                                       Respectfully submitted,

                                       /s/ Michael R. Stiles
                                       ---------------------
                                       MICHAEL R. STILES
                                       United States Attorney


                                       /s/ James G. Sheehan
                                       --------------------
                                       JAMES G. SHEEHAN
                                       Assistant United States Attorney

Dated:    5/24/96